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                           September 24, 2020

       Dylan B. Lissette
       Chief Executive Officer
       Utz Brands, Inc.
       900 High Street
       Hanover, PA 17331

                                                        Re: Utz Brands, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 21,
2020
                                                            File No. 333-248954

       Dear Mr. Lissette:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Purnell at 202-551-3454 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Jeremiah G. Garvey